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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------

                                  ENDESA, S.A.
                            (Name of Subject Company)
                             ----------------------

                                  ENDESA, S.A.
                      (Name of Person(s) Filing Statement)
                             ----------------------

                 Ordinary shares, nominal value (euro)1.20 each

           American Depositary Shares, each representing the right to receive one ordinary share
                         (Title of Class of Securities)

                                   00029274F1
                      (CUSIP Number of Class of Securities)

                              Alvaro Perez de Lema
                    Authorized Representative of Endesa, S.A.
                           410 Park Avenue, Suite 410
                               New York, NY 10022
                                 (212) 750-7200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
               Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                1 (212) 558-4000

  |X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     The following  press release was issued by Endesa,  S.A. (the  "Company" or
"Endesa") on September 13th, 2005. Endesa shareholders are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company  with the U.S.  Securities  and  Exchange  Commission  (the
"SEC"),     as    it     will     contain     important     information.     The
Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Madrid, Spain.

                                      * * *

EVENTHOUGH THE FOLLOWING DOCUMENT IS DATED ON SEPTEMBER 12, IT WAS SENT ON SEPTEMBER 13.


                                                     Madrid, 12th September 2005


I am writing to update you on Endesa's response to the hostile tender offer launched by Gas Natural (the "Offer") and inform you of what to expect from us in the coming weeks.

As you will have seen, Endesa's Board of Directors has rejected the offer unanimously based on the conviction that it is grossly inadequate and not in the best interests of our shareholders. We strongly believe Endesa's stand-alone Strategic Plan will deliver superior value to our shareholders compared to the (highly uncertain) value implied by the Offer. Furthermore, Endesa's Board of Directors is confident of achieving this superior value without the significant risk entailed by the proposed transaction.

We are currently preparing a comprehensive response to the offer and will contact you shortly to schedule a time to discuss it in person. In the meantime, we ask for your continued support and confidence in the strong positive momentum of the Endesa story.

Yours sincerely,


Rafael Miranda
CEO